Filed by InterPrivate Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: InterPrivate Acquisition Corp.

Commission File No. 001-39204

Date: November 3, 2020

The following article appeared on Reuters.com on November 2, 2020

Lidar firm Aeva led by Apple veterans agrees deal to go public

By Joshua Franklin, Stephen Nellis

(Reuters) - Aeva Inc, a Silicon Valley firm developing a lidar sensor for self-driving cars to perceive their surroundings, said on Monday it has agreed to go public through a merger with blank-check acquisition company InterPrivate Acquisition Corp IPV.N.

The deal makes Aeva the third lidar technology developer to agree to go public this year through a deal with a special purpose acquisition company (SPAC), following Velodyne Lidar Inc VLDR.O and Luminar Technologies Inc.

The merger with InterPrivate, which values Aeva at more than $2.1 billion, will give it a cash injection of more than $300 million to develop sensors for phones, tablets and other consumer devices.

InterPrivate is a SPAC led by private equity investor Ahmed Fattouh. It raised $210 million in an initial public offering in February.

A SPAC is a shell company that uses proceeds from an IPO to acquire a private company, typically within two years. For the company, merging with a SPAC is an alternative to going public through a traditional IPO.

Founded by ex-Apple Inc AAPL.O engineers Soroush Salehian and Mina Rezk, Aeva makes a lidar unit that competes with Velodyne, Luminar and others to give self-driving cars a three-dimensional view of the road.

Aeva’s sensors also detect the speed of distant objects to help distinguish pedestrians from stationary features.

Aeva says its sensor does not rely on powerful lasers or exotic materials, which has helped it to shrink the cost and size of the device.

The company has signed a sensor-system deal with an Audi-owned unit that is working on self-driving technology for Volkswagen AG VOWG_p.DE and is working with German automotive supplier ZF Friedrichshafen AG to have its sensors in mass production by 2024.

Aeva intends to use the proceeds from the InterPrivate deal to expand its sensor development to consumer electronics, Salehian told Reuters in an interview.

“We want Aeva inside not just highly assisted or autonomous vehicles, but across a number of applications,” he said.

An increasing number of devices, such as Apple’s new iPad Pro and iPhone 12 Pro models, include lidar sensors that help with applications such as augmented reality, in which digital content is overlaid on the real world.

The lidar sensors in current consumer devices, however, have an effective range of about 5 meters, Salehnian said. He said Aeva believes that it can develop a sensor by 2024 that will have an effective range of 30 meters or more. The company hopes to get the cost of the sensor down to about $10.

Aeva is also backed by venture capital firms Lux Capital and Canaan Partners as well as Porsche Automobil Holding SE PSHG_p.DE, the majority-voting shareholder of Volkswagen.

The deal is expected to close in the first quarter of 2021, after which Aeva will trade on the New York Stock Exchange under the ticker “AEVA”.

The following article appeared on TechCrunch on November 2, 2020

Lidar startup Aeva to go public via $2.1 billion SPAC merger

Kirsten Korosec@kirstenkorosec / November 2, 2020

Image Credits: Aeva

Aeva, a Mountain View, California-based lidar company started by two former Apple engineers and backed by Porsche SE, is merging with special purpose acquisition company InterPrivate Acquisition Corp., with a post-deal market valuation of $2.1 billion.

The deal with InterPrivate, which is led by private equity investor Ahmed Fattouh, is expected to close by early 2021. Aeva is the latest company to eschew the traditional IPO path and go public via a SPAC merger. It’s also the third lidar company, following Velodyne and Luminar, to take this route to the public markets.

Lidar, or light detection and ranging radar, measures distance. It’s considered by many in the emerging automated driving industry as a critical and necessary sensor. Velodyne long dominated the lidar industry and supplied most AV developers with its products. Dozens of startups have popped up in the past several years aiming to carve away market share from Velodyne, each one pitching its own variation on the technology and business approach.

Traditional lidar sensors are able to determine distance by sending out high-power pulses of light outside the visible spectrum and then tracking how long it takes for each of those pulses to return. As they come back, the direction of, and distance to, whatever those pulses hit are recorded as a point and eventually form a 3D map.

Aeva’s founders Soroush Salehian and Mina Rezk have developed what they call “4D lidar,” which can measure distance as well as instant velocity without losing range, all while preventing interference from the sun or other sensors. The company’s FMCW technology also uses less power, allowing it to fold in perception software. While the company’s technology has been primarily developed for use in autonomous vehicles as well as advanced driving assistance systems, Salehian says its technology is also piquing the interest of those in consumer electronics.

“We see this transaction as an opportunity to accelerate our development efforts to scale our 4D LiDAR for production on next level ADAS and automated driving vehicles, but also importantly, we have separately seen significant interest for the use of our chip level LiDAR built on silicon photonics specifically for consumer device applications where our technology can provide higher range capability, no degradation from sunlight and measuring motion — which at the end open a new set of applications for expanded AR/VR and beyond,” Salehian said in an email to TechCrunch. “To my knowledge, Aeva is the only company that is capable of providing such a LiDAR-on-chip technology that meets the high performance requirements of automotive and consumer device applications at such price points. And we feel that now is the right time for us to seize such opportunities.”

Aeva’s technology has landed it a number of partnerships and customers as well as backing from Porsche Automobil Holding SE, the largest shareholder of the VW Group. In September, Aeva announced a production partnership with Tier 1 manufacturer ZF to supply automotive grade 4D lidar.

The combined company will be renamed Aeva Inc. and is expected to continue to be listed on the New York Stock Exchange and trade under the ticker symbol “AEVA.”

Aeva said it was able to raise $120 million in private investment in public equity, or PIPE, including investments from Adage Capital and Porsche SE. The combined company will provide about $363 million in gross proceeds, a figure that includes $243 million held in trust by InterPrivate and the $120 million in PIPE. All Aeva stockholders, including Lux Capital, Canaan Partners and Lockheed Martin, will retain their equity holdings through Aeva’s transition into the publicly listed company.

The following article appeared on Forbes.com on November 2, 2020

Laser Sensor Startup Aeva May See $2 Billion Valuation From NYSE Listing

Alan Ohnsman Forbes Staff

Transportation

Aeva cofounders Soroush Salehian, left, and Mina Rezk created the sensor startup in 2017 after they left Apple

 AEVA

The stock listing frenzy in 2020 by high-tech transportation companies via SPAC mergers isn’t yet finished as Silicon Valley startup Aeva, a maker of sensors for self-driving vehicles that blend capabilities of laser lidar, cameras and radar, is heading for the New York Stock Exchange in a deal that pushes its valuation to just over $2 billion.

The Mountain View, California-based company, founded by two former Apple engineers, is merging with InterPrivate Acquisition Corp., and should be trading on the NYSE with the ticker “AEVA” by the first quarter of 2021. The deal will provide up to $343 million of gross proceeds, and investors including Adage Capital and Porsche SE. Previous investors including Lux Capital, Canaan Partners and Lockheed Martin LMT will retain equity stakes in the company after it’s publicly listed.

“We went into this with some skepticism about how many lidar companies are out there and came out of the first meeting recognizing a completely different kind of business–a perception company focusing well beyond the automotive space,” InterPrivate CEO founder Ahmed Fattouh tells Forbes. “The pedigree of the team, coming from Apple, having knowledge of a variety of different consumer, consumer health and industrial applications that go well beyond the automotive, that really set it all apart.”

Lidar’s ability to provide highly detailed 3D images make it a critical technology for self-driving cars to accurately see the world, but it’s relatively expensive and brings technological challenges in terms of seamless integration with the digital cameras and radar robotics vehicles also use. In comparison with lidar industry heavyweights such as Velodyne and Luminar–which are both also listing shares via SPAC deals–Aeva positions its sensors as a “4D” system that integrates lidar functions into a single silicon chip but that can also measure velocity.

Aeva has integrated the key functions of its lidar sensor into a single silicon chip.

Instead of pulsing a laser beam that bounces off of objects in a vehicle’s path to determine distance and depth, Aeva’s system emits a continuous, low-power laser beam that measures changes in the frequency of waves reflected off of objects. The approach provides better data than traditional lidar and doesn’t interfere with other sensors, says cofounder Soroush Salehian.

“We actually measure velocity very similar to radar. And with velocity, we can get for every single point or pixel all the way up to the 300 or 400 maximum range. We get this down to centimeter per second precision, which fundamentally changes how you view perception,” he said. “It’s as if you went from black and white cameras to color cameras. For your understanding of the world, everything changes. When you go from having a new dimension of measurement capability, everything changes. That's exactly what we have provided.”

The company raised more than $100 million prior to its listing announcement, according to PitchBook. It estimates the valuation should be approximately $2.1 billion from the sale of new shares and funds related to the merger with InterPrivate.

So far, Aeva has lined up commercial partnerships with Porsche and parts giant ZF, and may soon have additional deals to disclose, Salehian said. Revenue this year will be in the “single-digit million dollars” range but should rise to $800 million annually by 2025 as commercial supply deals kick in.

Aeva partnered Audi’s Autonomous Intelligent Driving unit in 2019 to supply sensors for passenger vehicles and this year formed a production alliance with parts maker ZF.

Aeva's laser sensor blends traditional lidar capability with radar and computer vision.

AEVA

Individual units of Aeva’s sensor, a bit larger than a deck of playing cards, will sell for “a few hundred dollars,” Salehian said. While automotive applications have been the early focus for Aeva, it’s increasingly looking to work with consumer tech and health-care companies that need biometric data tools.

“We measure velocity down to centimeters per second when we talk about hundreds of meters of range for vehicles, but the exact same chip-level technology, with less range but increased processing, can measure with micron-level accuracy,” he said. “That means measuring vibrations.”

For example, if you pointed an Aeva sensor at someone’s skin, “we start understanding things around biometrics, typical things like heart rate and maybe more complex things over time like arteriosclerosis.”

Such information would be gathered from a sensor beam, rather than a device that connects to the body. “To my knowledge, we are the only company that can provide such a unique on-chip lidar technology that can measure with high range performance that also has consumer applications,” Salehian said, without identifying potential new partners.

Additional Information and Where to Find It

This document relates to a proposed transaction between InterPrivate Acquisition Corp., a Delaware corporation (“InterPrivate”), and Aeva, Inc., a Delaware corporation (“Aeva”). InterPrivate intends to file a registration statement on Form S-4 that will include a proxy statement of InterPrivate, a consent solicitation statement of Aeva and a prospectus of InterPrivate. The proxy statement/consent solicitation statement/prospectus will be sent to all InterPrivate and Aeva stockholders. InterPrivate also will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). Before making any voting decision, investors and securities holders of InterPrivate and Aeva are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and securities holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by InterPrivate through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by InterPrivate may be obtained free of charge from InterPrivate’s website at https://ipvspac.com/ or by written request to InterPrivate at InterPrivate Acquisition Corp., 1350 Avenue of the Americas, New York, NY 10019.

Participants in Solicitation

InterPrivate and Aeva and their respective directors and officers may be deemed to be participants in the solicitation of proxies from InterPrivate’s stockholders in connection with the proposed transaction. Information about InterPrivate’s directors and executive officers and their ownership of InterPrivate’s securities is set forth in InterPrivate's filings with the SEC, including InterPrivate’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 30, 2020. To the extent that holdings of InterPrivate’s securities have changed since the amounts printed in InterPrivate’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Aeva and InterPrivate, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Aeva and the markets in which it operates, and Aeva’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of InterPrivate’s securities, (ii) the risk that the transaction may not be completed by InterPrivate’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by InterPrivate, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the stockholders of InterPrivate and Aeva, the satisfaction of the minimum trust account amount following redemptions by InterPrivate’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Aeva’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Aeva and potential difficulties in Aeva employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Aeva or against InterPrivate related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of InterPrivate’s securities on the New York Stock Exchange, (x) the price of InterPrivate’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Aeva plans to operate, variations in performance across competitors, changes in laws and regulations affecting Aeva’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Aeva operates, (xiii) the risk that Aeva and its current and future collaborators are unable to successfully develop and commercialize Aeva’s products or services, or experience significant delays in doing so, (xiv) the risk that Aeva may never achieve or sustain profitability; (xv) the risk that Aeva will need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all; (xvi) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations, (xvii) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations, (xviii) the risk of product liability or regulatory lawsuits or proceedings relating to Aeva’s products and services, and (xix) the risk that Aeva is unable to secure or protect its intellectual property and (xx) the risk that the post-combination company’s securities will not be approved for listing on the New York Stock Exchange or if approved, maintain the listing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of InterPrivate’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/consent solicitation statement/prospectus discussed below and other documents filed by InterPrivate from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Aeva and InterPrivate assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Aeva nor InterPrivate gives any assurance that either Aeva or InterPrivate will achieve its expectations.

No Offer or Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of InterPrivate, Aeva or WLLY Merger Sub Corp., a Delaware corporation and newly formed, wholly-owned direct subsidiary of InterPrivate, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

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